SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
 November 2016

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

This Form 6-K and its exhibits are being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-212643.

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

The following exhibits are  attached:

5.1 10.1 23.1 99.1
Legal Opinion of S. Friedman & Co.
Share Purchase Agreement between RADA and The Phoenix Insurance Company
Consent of S. Friedman & Co. (included in Exhibit 5.1)
Press release: RADA Raises $3 Million from The Phoenix Insurance Company and DBSI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/ Shiri Lazarovich
Shiri Lazarovich
Chief Financial Officer

Date:  November 10, 2016

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
5.1 10.1 23.1 99.1
Legal Opinion of S. Friedman & Co.
Share Purchase Agreement between RADA and The Phoenix Insurance Company
Consent of S. Friedman & Co. (included in Exhibit 5.1)
Press release: RADA Raises $3 Million from The Phoenix Insurance Company and DBSI